Exhibit 99.4

Stikeman Elliott LLP     Barristers & Solicitors

5300 Commerce Court West, 199 Bay Street, Toronto, Canada M5L 1B9

Tel: (416) 869-5500 Fax: (416) 947-0866 www.stikeman.com

April 8, 2014

BY EDGAR

United States Securities and Exchange Commission

Dear Sirs and Mesdames:

Re: North American Palladium Ltd. (the “Company”) – Prospectus Supplement to Base Shelf Prospectus dated February 12, 2013 relating to the offering of up to Cdn. $35,000,000 aggregate principal amount of 7.5% convertible unsecured subordinated debentures and warrants (the “Securities”) of the Company

We refer to the prospectus supplement dated April 8, 2014 (the “Prospectus Supplement”) to the short form base shelf prospectus of the Company dated February 12, 2013 with respect to the offering of up to Cdn. $35,000,000 aggregate principal amount Securities of the Company and to the Registration Statement on Form F-10 of the Company initially filed with the U.S. Securities and Exchange Commission on December 21, 2012 and any amendment thereto, and any registration statement filed pursuant to Rule 429 under the U.S. Securities Act of 1933, as amended (including the documents incorporated by reference therein, collectively, the “Registration Statement”).

We hereby consent to the reference to our firm name under the headings “Certain Canadian Federal Income Tax Considerations”, “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement.

Yours truly,

/s/ Stikeman Elliott LLP

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